Exhibit 23.1





            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 24, 2009 relating to the consolidated financial statements of Crane Co. and subsidiaries (the "Company"), (which report expressed an unqualified opinion and included an explanatory paragraph relating to the adoption of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109," effective January 1, 2007, and Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans" effective December 31, 2006), and the effectiveness of the Company's internal controls over financial reporting, appearing in the Annual Report on Form 10-K of Crane Co. for the year ended December 31, 2008.




/s/ Deloitte & Touche LLP
Stamford, Connecticut
April 20, 2009